Exhibit 99.1

Dejour Releases Fiscal Year 2012 Results

14% Gross Increase in Year-End Reserves at Kokopelli,

Renewal of Canadian Bank Facility

Vancouver, BC, March 28, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, has released its financial results for the three months and twelve months ended December 31, 2012. Summary of results are as follows:

	Three months ended December 31,			Twelve months ended December 31,
(in thousands of Canadian dollars, unless otherwise indicated)	2012	2011	Change	2012	2011	Change
	$	$		$	$
Revenue, before royalties	1,630	2,477	-34%	6,882	8,824	-22%

Income (loss)	(9,453)	(8,430)	12%	(11,753)	(11,043)	6%
Basic ($/common share)	(0.063)	(0.069)	-9%	(0.083)	(0.092)	-10%
Diluted ($/common share)	(0.063)	(0.069)	-9%	(0.083)	(0.092)	-10%

Capital expenditures, net of dispositions	1,039	2,350	-56%	4,485	8,360	-46%

Total assets				27,573	29,438	-6%
Bank debt, net of working capital				8,485	7,756	9%
Shareholders’ equity				10,245	16,307	-37%

Weighted average common shares outstanding (thousands)
Basic	148,916	121,700	22%	141,056	120,300	17%
Diluted	148,916	121,700	22%	141,056	120,300	17%

CONSOLIDATED FINANCIAL STATEMENTS

Dejour’s audited consolidated financial statements and related notes for the year ended December 31, 2012 will be available to the public on SEDAR @ www.sedar.com, EDGAR @ www.sec.gov and will also be posted on the Company’s website at www.dejour.com on March 29, 2013.

Dejour’s operating results for the three months ended December 31, 2012 and the twelve months ended December 31, 2012 are summarized in the table below:

	Three months ended December 31,			Twelve months ended December 31,
	2012	2011	Change	2012	2011	Change

Production
Oil and natural gas liquids (bbls/d)	193	242	-20%	198	223	-11%
Natural gas (mcf/d)	755	1,376	-45%	1,040	1,184	-12%
Combined (BOE/d)	319	471	-32%	372	421	-12%

Realized sales prices
Oil and natural gas liquids ($/bbl)	78.33	88.98	-16%	81.37	93.00	-9%
Natural gas ($/mcf)	3.44	3.64	7%	2.57	3.23	-29%

Operating netbacks ($/BOE)
Oil and gas revenue	55.55	57.15	-3%	50.59	57.49	-12%
Royalties	(8.88)	(9.90)	-10%	(8.20)	(10.61)	-23%
Production expense	(23.28)	(17.24)	35%	(25.16)	(13.34)	89%
Transportation expense	(2.67)	(2.54)	5%	(2.50)	(2.84)	-12%
Operating netback	20.72	27.48	-25%	14.73	30.70	-52%

Undeveloped land
Gross acres				167,751	221,894	(24%)
Net acres				117,676	104,856	12%

Gross Reserves – Proved plus probable
Oil and natural gas liquids (mbbls)				18,413	16,317	13%
Natural gas (mmcf)				179,990	157,159	15%
Combined (mBOE)				48,411	42,511	14%

Dejour confirmed today that the auditors' report received from its independent public accounting firm on its audited financial statements for the fiscal year ended December 31, 2012 (the "Annual Financial Statements") contained a going concern explanatory note. This press release and public confirmation of the "going concern" note is required by Section 610(b) of the NYSE MKT Company Guide, which requires a listed company that receives an audit opinion that contains a going concern qualification to make a public announcement of such. This announcement does not represent any change or amendment to Dejour’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2012.

PRESIDENT’S MESSAGE

Dejour is pleased to report to shareholders on the Company’s activities in 2012.

During the year, the Company:

1.	Completed the implementation of a water flood at its Drake/Woodrush oilfield north of Ft. St. John, British Columbia, now manifesting itself through increased oil production at Drake/Woodrush combined with lower per unit operating costs.

2.	Successfully concluded negotiations with the Department of Wildlife and the Bureau of Land Management in the U.S.’s Piceance Basin to commence drilling operations in the sensitive wildlife area of the Colorado Rocky Mountains. These and other significant land title achievements have resulted in a 14% increase in gross reserves and allowed us to commence an $8.2 million drilling and completion program in Q2 2013 to develop 4 of our 92 “proven undeveloped” Williams Fork natural gas and liquids-rich drilling locations.

Hard work by a dedicated Dejour team in 2012, combined with a modest strengthening in the domestic natural gas market in Q1 2013, form the foundations for a very important year ahead in the history of our Company.

During the year ended December 31, 2012, the Company’s net loss was $11,753,000 as opposed to $11,043,000 in 2011. This 6% increase in net loss is attributable to certain non-cash impairment charges in Q4 2012 which resulted from lower year-end commodity prices. Capital expenditures for the year were $4,485,000 versus $8,360,000 in 2011. The lower capital budget for 2012 reflects our decision to limit capital expenditures in the Piceance Basin given low domestic natural gas prices. Expenditures were restricted to those required to prepare our leasehold interests for development and to satisfy minimum drilling obligations. The Company also increased its petroleum and natural gas reserves from 42,511,000 BOE at December 31, 2011 to 48,411,000 BOE at the end of 2012, an increase of 14% for the year. This increase is a result of our drilling successes at Kokopelli and South Rangely in the Piceance Basin combined with the successes of other Operators in the immediate area surrounding Kokopelli.

Colorado - Kokopelli

2012 “Highlights” at the strategic Kokopelli play are:

1.	Dejour executed a U.S.$6.5 million financial contract with a private U.S.-based oil and gas drilling fund whereby the parties agreed to form a partnership to complete the initial well in the Kokopelli Field and drill (and complete as required) three additional wells by approximately May 31, 2013. Total program cost will be about $8.2 million;

2.	The Company executed a sale and farm-out agreement, covering about 7,450 acres of 100% owned leases at West Grand Valley, to a large U.S. oil and gas exploration and production company. Under the terms of the agreement, the farmee paid certain cash consideration and a commitment to carry the Company through the drilling and completion of three earning wells, subject to certain performance provisions, and

3.	Dejour obtained all requisite Government and Colorado Division of Wildlife approvals to commence operations at Kokopelli in Q1 2013.

The 3 wells in our drilling program will be drilled commencing March 29, 2013 and completed prior to the end of May, 2013. A fourth Kokopelli well, drilled and cased by the Company and contributed to the joint venture, will also be completed and tied in to the sales gas line as part of the $8.2 million capital program. Incremental production to Dejour from this program net of the drilling fund is projected to be in the range of 150-200 BOE rising after payout. Each well will be drilled and completed in the Williams Fork, a natural gas and liquids-rich formation productive at Kokopelli between 6500’ and 8500’.

Following completion of the initial 4-well program, our joint venture partner has the option, but not the obligation, to contribute another $8.5 million in capital to continue the Kokopelli drilling program on the same drilling site. The capital will be contributed in tranches of $4-5 million with the proviso that the “Tranche 2 & 3 “ wells will only be funded in conjunction with Dejour’s development plans.

Colorado - The Evolution of the Niobrara/Mancos Shale Resource Play

In August, 2012, a major US exploration and production company drilled a Niobrara/Mancos shale discovery well at a vertical depth of about 10,200 ft. with a horizontal (HZ) leg of about 4,600 ft. mid way between our Grand Valley (Roan Creek) and Kokopelli leaseholds. The well recovered 535 ft. of continuous core and was completed with a 17-stage stimulation. The well tested at 16 million cubic feet of natural gas per day. Choked back, the well is producing at a rate of about 12 million cubic feet per day.

Dejour has approximately 12,500 gross acres (7,700 net acres) with “Niobrara/Mancos Shale” potential in Garfield County, Colorado. Consulting geologists have determined our acreage is highly prospective for the Niobrara/Mancos shale in Garfield County. While drilling costs are higher in the Niobrara/Mancos, due to the greater vertical depth and the requirement for a HZ leg, the production and reserve potential and resulting economics of the Niobrara/Mancos far outweigh the incremental costs to develop the formation.

Interest in the Company’s Garfield County acreage has intensified since the discovery well drilled to the Niobrara/Mancos formation by our competitor. We look forward to refining our understanding of the Niobrara/Mancos reserve potential of our acreage and establishing a go-forward capital expenditure program that is focused on development using multi-well pads on this exciting liquids-rich shale play.

Canadian Bank Facility

On December 31 2012, Dejour Energy (Alberta) Ltd. (“DEAL”) had a $6,700,000 revolving operating demand loan (“line of credit”) including a letter of credit facility to a maximum $600,000. The line of credit bore interest at Prime + 1% (total 4% per annum) and was collateralized by a $10,000,000 debenture over all the assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. (“the Company”). At December 31, 2012, a total of $5,956,749 was outstanding on this facility.

Under the terms of this facility, DEAL was required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility). At December 31, 2012, the Company was in compliance with the working capital requirements.

On March 28, 2013, DEAL executed a new “Commitment Letter” with the Bank to renew its $5,950,000 (December 31, 2012 - $5,956,749) revolving operating demand loan under the following terms and conditions:

(a)	Credit Facility “A” – Revolving Operating Demand Loan - $3,700,000, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand and subject to the Bank’s right to make such demand at any time, and

(b)	Credit Facility “B” – Non-Revolving Demand Loan - $2,250,000. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 shall be due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1,450,000) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10,000,000 first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10,000,000 debenture with a first floating charge over all the assets of the Company and an “Unlimited Guarantee Agreement” provided by Dejour USA. The Credit Facilities are subject to bank renewal on or before June 30, 2013.

Prior to each advance under the Credit Facilities, DEAL is required to (i) provide the Bank with certain additional security required by the Bank; (ii) satisfy the Bank that no further default or event of default exists and that no material adverse effect has occurred with respect to DEAL, any guarantor or the collateral; (iii) satisfy the Bank that all representations and warranties of DEAL and all guarantors are true and correct; and (iv) execute any other document that may be reasonably requested by the Bank.

Further, in the event the Company accesses the debt or equity markets to source cash during the period from March 26, 2013 to June 30, 2013, or sells certain assets for cash, then the proceeds will be applied as follows: (i) full repayment of the balance outstanding under Credit Facility “B” on or before June 30, 2013 and (ii) a shortfall, if any, between the amount of Credit Facility “A” at June 30, 2013 and the underlying value of the Bank’s security at that date.

Under the terms of the facility, DEAL is required to maintain an adjusted working capital ratio (as described above) of greater than 1:1 at all times.

Outlook

Looking ahead to 2013, Dejour will use its knowledge and experience in the Piceance Basin of Colorado to move its new prospects in the Niobrara/Mancos shale forward. Our teams in the United States and Canada work very hard and are extremely loyal to our Company’s efforts to turn our acreage in the Piceance Basin into a North American-class asset.

We look forward to reporting to shareholders as events unfold in 2013.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 129,000 net acres) and Peace River Arch regions (approximately 8,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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